October 23, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Vallon Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted September 11, 2020

CIK No. 0001824293

Dear Mr. Edwards:

On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated October 8, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, submitted to the Commission on September 11, 2020. Responses to these comments are set forth in this letter and in the Registration Statement on Form S-1, filed by the Company with the Commission on October 23, 2020 (the “Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Draft Registration Statement on Form S-1

Company Overview, page 1

1. We refer to your statements that you intend to pursue a section 505(b)(2) approval pathway, and that this path may expedite the development of your programs. Please expand your explanation of this process so that investors understand the steps necessary to achieve FDA approval using this process. Please similarly revise the pipeline table to identify the steps necessary for regulatory approval. Additionally, identify and describe the studies and results you intend to rely on, including the identification of the parties that performed the studies. Please also disclose whether the FDA has given any indication that you may use such pathway for ADAIR.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the Section 505(b)(2) approval pathway and the footnote to the pipeline chart in the sections of the Registration Statement entitled “Prospectus Summary—Company Overview” and “Business” beginning on pages 1 and 76 of the Registration Statement, respectively.

2. We note your statements that you completed a pivotal bioequivalence study of ADAIR as well as a food effect study and a proof-of-concept intranasal human abuse potential study. Please clarify whether these were clinical studies and if so, the phase of clinical testing to which these studies correlate. Please also disclose the number of patients that participated in each study and each study's primary endpoints.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the bioequivalence study, food effect study and proof-of-concept intranasal human abuse potential study on pages 1, 76, 87, and 88 of the Registration Statement.

3. Please disclose the value of the 33,750,000 shares of common stock that were exchanged for the ADAIR assets.

Response:	In response to the Staff’s comment, the Company has included a disclosure related to the value of the 33,750,000 shares of common stock that were issued in exchange for the ADAIR assets on page 60 of the Registration Statement.

The Offering, page 6

4. You indicate at the top of page seven that unless otherwise indicated, all information in this prospectus reflects or assumes a reverse stock split of your common stock to be effected prior to the closing of this offering. Please address the following:

•	To the extent you intend to effect the split prior to the effectiveness of your registration statement, we remind you that you must revise your financial statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. Also, ensure your auditor revises its report on page F-2 to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05; and

•	If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please expand your pro forma earnings per share information in your Summary and Selected Financial Data to clarify the nature of this pro forma information.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reverse stock split will not occur before the effective date of the registration statement. As a result, SAB Topic 4C’s requirement that the registrant give retroactive effect to such change in the capital structure in the balance sheet (or otherwise with respect to the financial statements and disclosures throughout the registration statement) would not be applicable. Instead, the reverse stock split will occur after effectiveness of the registration statement but prior to the consummation of the offering. The Company will include updated pro forma information reflecting the reverse stock split throughout the Registration Statement when the reverse stock ratio has been determined by the Company. The sections of the Registration Statement that reflect the pro forma effects of the reverse stock split include the “Prospectus Summary” beginning on page 1, “Capitalization” beginning on page 54, “Dilution” beginning on page 56, “Selected Financial Data” beginning on page 59, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 60, and “Principal Stockholders” beginning on page 112.

Use of Proceeds, page 53

5. Please revise your disclosure in this section to specify which candidates will be advanced with the proceeds of the offering and which clinical trials will be funded. Please indicate how far you expect the proceeds from the offering will allow you to proceed in the clinical development of your product candidates. If the anticipated proceeds from your offering will not be sufficient to complete those trials, please disclose the amount and sources of other funds needed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the use of proceeds from the offering on page 52 of the Registration Statement.

Controls and Procedures, page 74

6. We note your disclosures regarding disclosure controls and procedures and internal controls over financial reporting. Please expand your disclosures and related risk factors to address the following:

•	Disclose the fact that you are not currently required to provide these assessments;

•	Revise to clarify, if true, that you performed an assessment of your internal control over financial reporting which is a separate assessment from disclosure controls and procedures; and

•	Identify the version of the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting, if you performed one.

Response:	In response to the Staff’s comment, we respectfully submit that the Company did not perform an assessment of disclosure controls and procedures nor internal controls over financial reporting. The Company has deleted the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures” on page 74 of the Registration Statement accordingly and have revised the risk factors on pages 24 and 47.

Business

ADHD Condition and Impact, page 80

7. Please revise to disclose the bases for the figures in the table at the top of page 81.

Response:	The Company respectfully advises the Staff that it has revised the figures in the table located on page 80 of the Registration Statement.

Existing Treatment Options, page 81

8. In the table on page 81, please provide the percentage of prescriptions that are immediate-release and extended-release tablets and capsules. Please also disclose what portion of the $9 billion U.S. market for ADHD treatment was immediate-release ADHD treatments that your products are targeting.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement.

Our Solutions, page 85

9. We note the disclosure in the financial statement footnotes that you have completed three Phase 1 clinical trials. Please disclose the specific results from all prior and ongoing trials, including the duration of each trial, the number of subjects or patients in such trials, how the drug candidates were administered, who conducted and/or sponsored the trials, the dosages used, and all serious adverse events that were experienced, including the number of patients that experienced such SAEs. With respect to the disclosure of each such trial, state the primary and secondary endpoints and whether they were met.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of the Registration Statement under the section entitled “Business—Clinical Development”.

Intellectual Property, page 93

10. With respect to those patents that have been issued, please indicate the type of patent protection in each instance, be it composition of matter, use, or process.

Response:	In response to the Staff’s comment, the Company has revised the disclosure related to the type of patent protection on page 93 of the Registration Statement.

Medice License Agreement, page 93

11. We note your reference here to low double-digit royalties. Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent). Also disclose the duration of the royalty obligation and discuss the termination provisions of the license agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

Whitaker Consulting Agreement, page 104

12. Please disclose the terms on the options to purchase common stock that were granted to Dr. Whitaker in October 2018 and May 2020.

Response:	In response to the Staff’s comment, the Company have included descriptions of the performance-based option awards granted to Dr. Whitaker on October 1, 2018 and May 22, 2020 on page 105 of the Registration Statement.

Principal Stockholders, page 110

13. We note that members of the board of directors and management will control approximately 58.4% of the voting power. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

Response:	The Company advises the Staff that, following the consummation of the offering, it will not be a “controlled company” under Nasdaq Listing Rule 5615(c) or Section 303A of the NYSE Listed Company Manual, as no individual, group or other company will hold more than 50% of the voting power for the election of the Company’s directors. The officers, directors and significant stockholders referred to on page 112 of the Registration Statement would not collectively be considered a “group” for purposes of Nasdaq Listing Rule 5615(c) or Section 303A of the NYSE Listed Company Manual, and no single individual or “group” of Company stockholders has greater than 50% of the voting power for the election of the Company’s directors.

Notes to Financial Statements

June 30, 2020 and 2019 (unaudited)

Note B - Summary of Significant Accounting Policies

2 - Revenue recognition, page F-26

14. You have determined that Medice is a related party and that the License Agreement was transacted at arm's-length with the consideration therein determined to be at fair value. Please tell us how the representation as to arm's length fair value was substantiated. Refer to ASC 850-10-50-5.

Response:	In response to the Staff’s comment, the Company has deleted the disclosure referencing an arm’s length transaction with Medice in the Registration Statement on pages 62, 68 and F-24.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company respectfully advises the Staff that it has not yet distributed or provided any written communications to any potential investors and will make available to the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

16. The graphic that precedes the table of contents suggests that ADAIR is an approved reformulation that is clinically effective. Please revise to remove any statements that suggest the safety and efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. In addition, the graphic includes a large amount of text. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation and should not overwhelm the visual presentation. Also, the graphics should not include extensive narrative text that repeats information already contained in the summary or business sections. For guidance, refer to Question 101.02 of Compliance Disclosure of our Securities Act Forms Compliance and Disclosure Interpretations and revise accordingly.

Response:	In response to the Staff’s comment, the Company has revised the graphics throughout the Registration Statement.

17. We note your cautionary statements concerning the representations, warranties and covenants made in agreements filed as exhibits to the registration statement. Disclosure regarding an agreement's representations, warranties and covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations, warranties and covenants contained in the agreements and will update such disclosure as required by federal securities laws.

Response:	In response to the Staff’s comment, the Company has revised the cautionary statements concerning the representations, warranties and covenants in the agreements included as exhibits to the registration statement to include the requested changes.

* * * *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

cc:	Gary Newberry, U.S. Securities and Exchange Commission

Jeanne Baker, U.S. Securities and Exchange Commission

Mary Beth Breslin, U.S. Securities and Exchange Commission

David Baker, Vallon Pharmaceuticals, Inc.

Jennifer A. Val, Esq., Thompson Hine LLP

Kaoru C. Suzuki, Esq., Thompson Hine LLP